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King G

Bar and Delicatessen

500 e. 18th Street
Kansas City, MO 64108
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Investment Opportunity
Data Room
Discussion
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $50,000 invested.
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THE PITCH
King G is seeking investment to purchase equipment and obtain working capital for our first location.
First LocationLease SecuredRenovating Location
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INVESTOR PERKS

King G is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

King G - Friends and Family - 'Green Card' Invest $1,000 or more to qualify. Unlimited available

10% off every food and drink tab. Issued to 'Green Card' carrier and 1 guest, per tab.

King G - Friends and Family - 'Gold Card' Invest $10,000 or more to qualify. 20 of 20 remaining

25% off every food and drink tab. Issued to 'Gold Card' carrier and 1 guest, per tab.

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THE TEAM
Eric Flanagan
Owner/Operator

Eric Flanagan has been an owner/operator (OFFKEY, Bridger's Bottle Shop) and general manager of multiple restaurants (Leinenkugel's), bars (Westport Ale House, 99 Hops House, McFadden's) over the last 15 years. Eric has experience in fundraising, site selection, lease negotiation, construction, accounting, training, and operations, for entities ranging from 800k-4m annual revenue.

His experience in cost controls, marketing, and overall operations, has led to ROI's ranging from 10 38% (depending on the concept) for investors and corporations.

Eric is also a brewer, experienced beer purchaser, Certified Cicerone, and Certified Beer Judge, with in-depth knowledge and passion in beer education and brewing. He currently works at Sandhills Brewing Company in Mission, KS as a brewer and bartender, when not working on this project.

When not working, Eric is planning a wedding in October of 2021 to his long-time girlfriend/fiance, Jess. His hobbies, right now, are entertaining his 3-year-old named Madelyn and a needy chocolate labrador named Bernie.

Eric is excited to lead his best project to date in the heart of the vibrant Kansas City Crossroads District, in downtown Kansas City, MO.

Howard Hanna
Chef/Consultant

Howard Hanna is an award-winning chef and restaurateur based in Kansas City, Missouri.

He is known for establishing relationships with farmers, his commitment to sustainability, and promoting inclusive hospitality. Howard put down roots in KC after graduating first in his class from the Culinary Institute of America in New York in 2003 and garnering valuable experience in some of NYC's great restaurants, including Union Square Cafe.

Howard's eclectic tastes and approachable midwestern style have earned him recognition by the James Beard Award Foundation as a two-time semifinalist for Best Chef: Midwest. He opened his first restaurant, The Rieger, in 2010 which became known as one of Kansas City's landmark restaurants until closing in late 2020 amidst the Covid 19 pandemic.

In 2014, Howard followed up on The Rieger's success by opening Ça Va, a champagne bar and bistro which has garnered national attention.

Before closing the Rieger, Chef Howard and his team transitioned the restaurant into the Crossroads Community Kitchen working to salvage food that may have gone to waste while feeding food insecure people in Kansas City and keeping his staff working while many restaurants were shut down or laying people off. During the spring and summer of 2020, the Crossroads Community Kitchen served over 85,000 meals to people in need, an accomplishment that Howard and the Rieger team will be proud of for years to come.

Chef Hanna was invited by the James Beard Foundation to attend Chef's Bootcamp for Policy and Change in 2017. He received international exposure in 2018 by hosting a pop-up at Chambre Noir, a natural wine bar in Paris, participating in the US-Japan Leadership Conference in Kyoto and Tokyo in 2019, and cooking at Tuscany's Podere Ciona Winery where he composed his menu entirely from the inspiration taken from local ingredients. Howard is actively involved in the fight for workers' rights and other social justice causes and was asked to speak at a press conference in the US Capitol alongside Congressional leaders in support of a bill to raise the federal minimum wage. Howard loves to travel and explore other cultures, and most of his extended family lives overseas in Samoa and Aotearoa/New Zealand, but he is always proud to represent Kansas City by showing off the best of what the Midwest has to offer.

He is often found cooking outdoors, at farm dinners, charity events, and pig roasts. Howard is the founder of Manaia Hospitality, a new restaurant group that will roll out two concepts in 2021.

Chef Howard has always wanted to showcase his love for old-school delicatessen sandwiches in some form and is excited to join the 'King G' team to accomplish that goal.

Danielle Lehman
Marketing Manager

With over 15 years of experience in marketing, Danielle spent the first decade of her career working on both the agency and client-side in industries including hospitality, eCommerce, software, and consumer packaged goods before launching her consulting firm. Having worked for clients including Johnny Rockets, Zpizza, and Yogurtland, she has built upon her experience to build a team of interdisciplinary digital experts, including brand strategists, marketers, designers, developers, and other specialists in the marketing and tech space.

Outside of work, Danielle spends her time exploring America's vibrant and diverse food scene by producing and hosting Open Belly, a podcast sharing the stories of immigrant chefs. She is also the founder of CurbsideKC.com, an effort to inform Kansas Citians about curbside pickup offerings at locally-owned restaurants during the pandemic. She also spearheads a program in Kansas City to rescue food waste from restaurants and give it a new purpose at local hunger relief organizations.

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OUR STORY

We are King G, a modern take on the classic bar, located in the vibrant East Crossroads district. We offer craft beer, natural wines, and unpretentious cocktails as well as bar bites, sandwiches, and salads, from Chef Howard Hanna. 'King G' is a nod to King Gambrinus, a folklore icon of beer, brewing, and joy. Our 'King G' is a modern and original take on the man, utilizing the street art form consistently showcased throughout the East Crossroads.

After a day of touring the Crossroads Arts District with a friend in 2017, we noticed a need for a classic neighborhood bar among the high-quality galleries, breweries, restaurants, and distilleries. The 'King G' concept was born!

Site selection for the perfect location took quite a while, culminating in a lease being signed in September of 2018, on a two-story, run-down, corner location, right in the heart of the East Crossroads.

After some construction and pandemic obstacles beset our A+ location, we finally hit our construction stride in the Fall/Winter of 2020.

A passion for vibrant neighborhoods, premier drink offerings; and after a few conversations with Chef/Consultant Howard Hanna about our love (and need) for old-school delicatessens, the 'King G' concept was born.

'King G' is slated to open in July of '21! We can't wait to join our neighbors in the East Crossroads.

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OUR OFFERINGS

'King G' offers a variety of high-quality food, wine, and spirits, but the backbone of the bar is featuring craft beer. 'King G' will host simple and eclectic food offerings created by 'The Rieger' chef and owner, Howard Hanna.

Chef Howard Hanna will feature a 15 item or less delicatessen menu, consisting of meat from local butcher shops, creative salads and sides using vegetables from local farmers, and bread from a neighborhood bakery.

The delicatessen will provide happy hour snacks and charcuterie for its neighboring bar space during dinner hours.

'King G' will emphasize premium draft beer selected by experienced beer buyer, BJCP Certified Judge and Certified Cicerone®, Eric Flanagan. 20 draft beer lines, 2 craft cocktails, and 1 N/A.

'King G' will showcase our neighboring distilleries by featuring and advertising their spirits at a low cost. Streamlined liquor offerings with 3-5 house drinks and an extensive bourbon and whiskey list.

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LOCATION

Location, Location, Location! 'King G' is located at 500 e. 18th St., on the NE corner of Locust and 18th street, in the heart of the bustling East Crossroads Arts District (https://kccrossroads.org/). The building buttresses 'Art Alley', which showcases the best in local urban street art.

'King G' shares a common wall to the north with prominent art gallery 'Vulpes Bastille' (http://vulpesbastille.com/) and is across the street from popular businesses such as 'Grinder's KC' (https://grinderspizza.com/) and their concert venue 'Crossroads KC at Grinder's' which can hold 2500 patrons for concerts.

Other food halls, breweries, bars, and distilleries, dot the East Crossroads landscape and are within a block or two of 'King G', which you can see on the following map, (King G is denoted with a green dot):

The major residential Milhaus development of the 72 million dollar 'Artistry KC' (https://www.artistrykc.com/) has 340 apartments in construction and is one block south of 'King G' and is currently leasing.

The 283 unit City Club luxury apartments are finishing construction 7 blocks to the west. The mixed-use development is slated to open in May '21. https://www.cityclubapartments.com

The 40 million dollar project, Reverb Luxury Apartment Tower has 132 units and is slated to finish construction in August of '21. This tower is 4 blocks, directly west of 'King G', on 18th Street.

The East Crossroads is located 10 blocks south of the downtown 'core' of Kansas City.

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THE SPACE

'King G' at 500 e. 18th Street, is a 5100 sq. ft. floor plan, maximizing revenue-generating square footage. On the first floor, we have 3 out of the 4 'suites'. 6 artist apartments are above the space.

The staircase to the upstairs apartments separates the bar from the deli (see 'Plans').

The location has an interesting 'Pit Bar' feature (large X, top left of the picture). We have a basement bar that can hold 25-35 people, with a balcony all around it. "Main bar' patrons can look down on 'Pit Bar' patrons and vice versa.

'Pit Bar' is the perfect place for private parties (additional rental revenue) while still having enough square footage at the 'Main Bar' for general admission.

Our 'Main Bar' is a massive horseshoe style bar, with 2 glass garage doors, floor to ceiling glass, 3 entrances, and exits (see 'Plans'). The bar itself fits 25 people seated. Access to the bar on concert nights and First Fridays is a priority to push our revenue. We accomplished that with this design.

Drink rails, high-top tables, and barstools surround the bar area add another 40 seats, plus standing room.

Our Deli has approximately 20 low-top seats, with 5 high top looking out a glass garage door.

A communal back hallway connecting the Bar with the Deli, has 4 bathrooms, storage, and utility closets.

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INTENDED USE OF FUNDS

'King G' at 500 E. 18th Street, is a 5100 sq ft, 'change of use' project, with major construction and high-end finishes and fixtures. This investment by Abbott Properties (landlord) and our Good Beer LLC team created a gem of a high traffic location, suitable for a bar and restaurant, out of a once dilapidated building.

As tenants, we have 500k raised (half spent on construction) through equity, and 50k in debt.
We are seeking 125k-250k for some finishes, bar and kitchen equipment, working capital, inventory, small wares, merchandise.
If we raise 250k we will add back aspects of the original scope, both in fixtures and finishes for added customer impact. It will also allow us more working capital 'runway'.
Also, if funded to the max, and within budget, we could entertain the prospect of signing a lease for the adjacent suite (2000sq ft, first right of refusal), to add a 3-5 barrel brewhouse, create our own house beer, drastically cutting down our beer COG's while adding seats and impact to our brand.
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KING G - PICTURES
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KING G - PICTURES
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ART ALLEY VIDEO
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Tour of Art Alley, adjacent to King G.

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QUICK TOUR OF SPACE AND 18TH AND LOCUST
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Proximity to Grinder's / Crossroads KC

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BACK OF GRINDER'S/CROSSROADS KC
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One block south of location, back of the concert venue. This is across the street from King G.

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ARTISTRY KC LOCATION - 1 BLOCK SOUTH OF KING G
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341 unit, which is close to completion.

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CONSTRUCTION TOUR
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Winter Construction Tour

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment $75,000
Working Capital, Inventory, Small wares $66,000
Mainvest Compensation $9,000
Total $150,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,557,000 $1,634,850 $1,716,593 $1,802,422 $1,856,494
Cost of Goods Sold $378,351 $397,268 $417,131 $437,987 $451,126
Gross Profit $1,178,649 $1,237,582 $1,299,462 $1,364,435 $1,405,368

EXPENSES

Rent $96,528 $98,941 $101,414 $103,949 $106,547
Utilities $19,200 $19,680 $20,172 $20,676 $21,192
Salaries $84,000 $88,200 $92,610 $97,240 $100,157
Insurance $13,000 $13,325 $13,658 $13,999 $14,348
Repairs & Maintenance $7,200 $7,380 $7,564 $7,753 $7,946
Legal & Professional Fees $5,000 $5,125 $5,253 $5,384 $5,518
POS/CO2/ICE Rental $7,200 $7,380 $7,564 $7,753 $7,946
Labor $252,600 $258,915 $265,387 $272,021 $278,821
Merch Fees $36,000 $36,900 $37,822 $38,767 $39,736
Payroll Taxes $67,800 $69,495 $71,232 $73,012 $74,837
Supplies $14,400 $14,760 $15,129 $15,507 $15,894
Sales Tax $133,440 $136,776 $140,195 $143,699 $147,291
Menu/Chef Consultant $14,400 $14,760 $15,129 $15,507 $15,894
Operating Profit $427,881 $465,945 $506,333 $549,168 $569,241
This information is provided by King G. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet
Sign Permission - Midtown.pdf
King G Projected and FF&E Collateral.xlsx
King G-Brand and Voice Guidelines.pdf

King G Plans.pdf
K I N G G.docx
Investment Round Status

$150,000

TARGET

$250,000

MAXIMUM

This investment round closes on June 4, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Good Beer LLC.
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.7×
Investment Multiple 1.4×
Business's Revenue Share 4%-6.7%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2026
Financial Condition
Other outstanding debt or equity

As of 3/16/21, Good Beer LLC. dba "King G" has debt of $500,000.00 outstanding and a cash balance of $200,000.00. This debt is sourced primarily from Stackmend1 LLC. and will be senior to any investment raised on Mainvest. In addition to the Good Beer LLC. dba "King G"'s outstanding debt and the debt raised on Mainvest, Good Beer LLC. dba "King G" may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Good Beer LLC. dba "King G" to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Good Beer LLC. dba "King G" and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Good Beer LLC. dba "King G" is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Changes in Economic Conditions Could Hurt Good Beer LLC. dba "King G"

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Good Beer LLC. dba "King G"'s financial performance or ability to continue to operate. In the event Good Beer LLC. dba "King G" ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Good Beer LLC. dba "King G"'s financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Good Beer LLC. dba "King G" or management), which is responsible for monitoring Good Beer LLC. dba "King G"'s compliance with the law. Good Beer LLC. dba "King G" will not be required to implement these and other investor protections.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Subordination

The Notes shall be subordinated to all indebtedness of Good Beer LLC. dba "King G" to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

You Do Have a Downside

Conversely, if Good Beer LLC. dba "King G" fails to generate enough revenue, you could lose some or all of your money.

Lack of Ongoing Information

Good Beer LLC. dba "King G" will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Good Beer LLC. dba "King G" is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Good Beer LLC. dba "King G" will carry some insurance, Good Beer LLC. dba "King G" may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Good Beer LLC. dba "King G" could incur an uninsured loss that could damage its business.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Good Beer LLC. dba "King G" nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Good Beer LLC. dba "King G" is significantly more successful than your initial expectations.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Good Beer LLC. dba "King G", and the revenue of Good Beer LLC. dba "King G" can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit).

Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

The Company Might Need More Capital

Good Beer LLC. dba "King G" might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Good Beer LLC. dba "King G" is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Reliance on Management

As a securities holder, you will not be able to participate in Good Beer LLC. dba "King G"'s management or vote on and/or influence any managerial decisions regarding Good Beer LLC. dba "King G". Furthermore, if the founders or other key personnel of Good Beer LLC. dba "King G" were to leave Good Beer LLC. dba "King G" or become unable to work, Good Beer LLC. dba "King G" (and your investment) could suffer substantially.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Future Investors Might Have Superior Rights

If Good Beer LLC. dba "King G" needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Good Beer LLC. dba "King G"'s management will coincide: you both want Good Beer LLC. dba "King G" to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Good Beer LLC. dba "King G" to act conservative to make sure they are best equipped to repay the Note obligations, while Good Beer LLC. dba "King G" might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Good Beer LLC. dba "King G" competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Good Beer LLC. dba "King G"'s core business or the inability to compete successfully against the with other competitors could negatively affect Good Beer LLC. dba "King G"'s financial performance.

Limited Operating History

Good Beer LLC. dba "King G" is a newly established entity and has no history for prospective investors to consider.

Limited Services

Good Beer LLC. dba "King G" operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Changes in Economic Conditions Could Hurt King G

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect King G's financial performance or ability to continue to operate. In the event King G ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

This information is provided by King G. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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